Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated April 14, 2010
Relating to Registration Statement on Form S-3 Registration No. 333-158320

$75.0 Million Common Stock Follow-on Offering
Terms and Conditions

ISSUER:	Northern Oil and Gas, Inc. (the “Company”)
SECURITIES OFFERED:	5,000,000 shares of common stock
OFFERING PRICE:	$15.00 (USD) per share of common stock
GROSS PROCEEDS:	US$75.0 Million
OVER-ALLOTMENT OPTION:

The Company has granted the underwriters a 30-day over allotment option to purchase up to 750,000 additional shares of common stock, exercisable in whole or in part at the same price per share to cover over-allotments, if any.

USE OF PROCEEDS:

The Company currently intends to use the net proceeds from the offering to continue to pursue acquisition opportunities, to fund its accelerated drilling program, to repay short-term borrowings, and for other working capital purposes.

FORM OF OFFERING:	Firm-commitment underwritten public offering pursuant to a registration statement on Form S-3 filed March 31, 2009 and effective May 21, 2009.
LISTING:	The shares of Common Stock are listed on the NYSE AMEX Exchange (NYSE AMEX) under the symbol “NOG.”
TRADE DATE:	April 15, 2010
SETTLEMENT DATE:	April 20, 2010
LOCK-UP PROVISIONS:

The Company, its executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, the Company and each of these persons may not, without the prior written approval of the underwriters, subject to limited exceptions, offer, sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or enter into any swap or other arrangement that transfers any economic consequences of ownership of the Company’s common stock or other securities that are substantially similar to the Company’s common stock, or securities convertible into or exercisable or exchangeable for warrants or other rights to purchase the Company’s common stock and other securities. These restrictions will be in effect for a period of 90 days after the date of the prospectus supplement for the offering to which this communication relates.

ELIGIBILITY:

No eligibility restrictions in the United States. The shares of Common Stock may be sold to residents of Canada who qualify as an “accredited investor” and a “permitted client” as such terms are defined under applicable Canadian securities laws, in permitted transactions that are exempt from the prospectus requirements of such laws. Any shares sold to Canadian residents may be resold only in accordance with further exemptions from such prospectus requirements.

UNDERWRITERS:	Canaccord Adams Inc. C.K. Cooper & Company, Inc.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which  this communication relates. Before you invest, you should read the base prospectus in that registration statement, the prospectus supplement when available, and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus or, when available, the prospectus supplement if you request it by calling Canaccord Adams at 1-800-225-6201.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.